EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-____) and related Prospectus of IBERIABANK Corporation for the registration of shares of common stock, shares of serial preferred stock, depositary shares, rights, warrants, and units, and to the incorporation by reference therein of our report dated February 16, 2007, on our audit of the consolidated statements of income, shareholders’ equity, and cash flows of IBERIABANK Corporation for the year ended December 31, 2006, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

June 29, 2009